Exhibit 21

Subsidiaries of the Registrant

The following are the subsidiaries of the Registrant:

(1)	Bar Harbor Bank & Trust, a first tier wholly owned financial institution organized under the laws of the State of Maine; and

(2)	Bar Harbor Trust Services, a second tier non-depository trust company organized under the laws of the State of Maine.